SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 1)

The GDL Fund
(Name of Issuer)

Series A Cumulative Callable Preferred Shares (“Series A”) & Series B Cumulative Puttable and Callable Preferred Shares (“Series B”)
(Title of Class of Securities)

_______361570203 – Class A & To Be Determined – Class B
(CUSIP Number)

Christopher J. Michailoff
GAMCO Investors, Inc.
One Corporate Center
Rye, New York 10580-1435
(914) 921-5000
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

_____________March 1, 2011____________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  .

 CUSIP No. 361570203 & TBD
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Gabelli Securities, Inc. I.D. No. 13-3379374
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00-Client Funds
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 717 – Ser A 1,076 – Ser B (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 717 – Ser A 1,076 – Ser B (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 717 – Ser A 1,076 – Ser B (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 0.04% - Ser A 0.11% - Ser B
14	Type of reporting person (SEE INSTRUCTIONS) HC, CO, IA

CUSIP No. 361570203 & TBD
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) GAMCO Investors, Inc. I.D. No. 13-4007862
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) WC
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization New York
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 103,337 – Ser A 155,006 – Ser B (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 103,337 – Ser A 155,006 – Ser B (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 103,337 – Ser A 155,006 – Ser B (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 5.38% - Ser A 15.90% - Ser B
14	Type of reporting person (SEE INSTRUCTIONS) HC, CO

CUSIP No. 361570203 & TBD
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) GGCP, Inc. I.D. No. 13-3056041
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) WC
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Wyoming
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 115,970 – Ser A 173,955 – Ser B (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 115,970 – Ser A 173,955 – Ser B (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 115,970 – Ser A 173,955 – Ser B (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS) X
13	Percent of class represented by amount in row (11) 6.04%– Ser A 17.85% – Ser B
14	Type of reporting person (SEE INSTRUCTIONS) HC, CO

CUSIP No. 361570203 & TBD
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Mario J. Gabelli
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00- Private Funds
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization USA
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 429,819 – Ser A 644,729 – Ser B (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 429,819 – Ser A 644,729 – Ser B (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 429,819 – Ser A 644,729 – Ser B (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS) X
13	Percent of class represented by amount in row (11) 22.38% – Ser A 66.14% – Ser B
14	Type of reporting person (SEE INSTRUCTIONS) IN

Item 1.                                Security and Issuer
This Amendment No. 1 to Schedule 13D on the Preferred Shares of The GDL Fund (the “Issuer”) is being filed on behalf of the undersigned to amend the Schedule 13D, as amended (the “Schedule 13D”) which was originally filed on August 18, 2010.  Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D.

Item 2.                                Identity and Background
Item 2 to Schedule 13D is amended, in pertinent part, as follows:
This statement is being filed by Mario J. Gabelli (“Mario Gabelli”) and various entities which he directly or indirectly controls or for which he acts as chief investment officer.  These entities engage in various aspects of the securities business, primarily as investment adviser to various institutional and individual clients, including registered investment companies and pension plans, and as general partner or the equivalent of various private investment partnerships or private funds.  Certain of these entities may also make investments for their own accounts.
(a), (b) and (c) - This statement is being filed by one or more of the following persons: GGCP, Inc.  (“GGCP”), GGCP Holdings LLC (“GGCP Holdings”), GAMCO Investors, Inc. (“GBL”), Gabelli Funds, LLC (“Gabelli Funds”), GAMCO Asset Management Inc. (“GAMCO”), Teton Advisors, Inc. (“Teton Advisors”), Gabelli Securities, Inc. (“GSI”), Gabelli & Company, Inc. (“Gabelli & Company”), MJG Associates, Inc. (“MJG Associates”), Gabelli Foundation, Inc. (“Foundation”), MJG-IV Limited Partnership (“MJG-IV”), and Mario Gabelli.  Those of the foregoing persons signing this Schedule 13D are hereinafter referred to as the “Reporting Persons”.
GGCP makes investments for its own account and is the manager and a member of GGCP Holdings which is the controlling shareholder of GBL.  GBL, a public company listed on the New York Stock Exchange, is the parent company for a variety of companies engaged in the securities business, including those named below.
GAMCO, a wholly-owned subsidiary of GBL, is an investment adviser registered under the Investment Advisers Act of 1940, as amended (“Advisers Act”).  GAMCO is an investment manager providing discretionary managed account services for employee benefit plans, private investors, endowments, foundations and others.
GSI, a majority-owned subsidiary of GBL, is an investment adviser registered under the Advisers Act and serves as a general partner or investment manager to limited partnerships and offshore investment companies and other accounts.  As a part of its business, GSI may purchase or sell securities for its own account.  GSI is a general partner or investment manager of a number of funds or partnerships, including Gabelli Associates Fund, L.P., Gabelli Associates Fund II, L.P., Gabelli Associates Limited, Gabelli Associates Limited II E, ALCE Partners, L.P., Gabelli Capital Structure Arbitrage Fund LP, Gabelli Capital Structure Arbitrage Fund Limited, Gabelli Intermediate Credit Fund L.P., Gabelli Japanese Value Partners L.P., GAMA Select Energy + L.P., GAMCO Medical Opportunities L.P., GAMCO Long/Short Equity Fund, L.P., Gabelli Multimedia Partners, L.P, Gabelli International Gold Fund Limited and Gabelli Green Long/Short Fund, L.P.
Gabelli & Company, a wholly-owned subsidiary of GSI, is a broker-dealer registered under the Securities Exchange Act of 1934, as amended (“1934 Act”), which as a part of its business regularly purchases and sells securities for its own account.
Gabelli Funds, a wholly owned subsidiary of GBL, is a limited liability company. Gabelli Funds is an investment adviser registered under the Advisers Act which provides advisory services for the Issuer and other registered investment companies in the GAMCO/Gabelli Fund complex.
Teton Advisors, an investment adviser registered under the Advisers Act, provides discretionary advisory services to The GAMCO Westwood Mighty Mitessm Fund, The GAMCO Westwood Income Fund and The GAMCO Westwood SmallCap Equity Fund.
MJG Associates provides advisory services to private investment partnerships and offshore funds.  Mario Gabelli is the sole shareholder, director and employee of MJG Associates.   MJG Associates is the Investment Manager of Gabelli International Limited and Gabelli Fund, LDC.  Mario J. Gabelli is the general partner of Gabelli Performance Partnership, LP.
The Foundation is a private foundation.  Mario Gabelli is the Chairman, a Trustee and the
Investment Manager of the Foundation. Elisa M. Wilson is the President of the Foundation.
Mario Gabelli is the controlling stockholder, Chief Executive Officer and a director of GGCP and Chairman and Chief Executive Officer of GBL.  Mario Gabelli is also a member of GGCP Holdings. Mario Gabelli is the controlling shareholder of Teton. Mario Gabelli is also the Chairman of the Board of Directors and a portfolio manager for the Issuer.
MJG-IV is a family partnership in which Mario Gabelli is the general partner.  Mario Gabelli has less than a 100% interest in MJG-IV.  MJG-IV makes investments for its own account.  Mario Gabelli disclaims ownership of the securities held by MJG-IV beyond his pecuniary interest.
The Reporting Persons do not admit that they constitute a group.
GBL, GAMCO, and Gabelli & Company are New York corporations and GSI and Teton Advisors are Delaware corporations, each having its principal business office at One Corporate Center, Rye, New York 10580. GGCP is a Wyoming corporation having its principal business office at 140 Greenwich Avenue, Greenwich, CT 06830.   GGCP Holdings is a Delaware limited liability corporation having its principal business office at 140 Greenwich Avenue, Greenwich, CT 06830.  Gabelli Funds is a New York limited liability company having its principal business office at One Corporate Center, Rye, New York 10580.  MJG Associates is a Connecticut corporation having its principal business office at 140 Greenwich Avenue, Greenwich, CT 06830.  The Foundation is a Nevada corporation having its principal offices at 165 West Liberty Street, Reno, Nevada 89501.
For information required by instruction C to Schedule 13D with respect to the executive officers and directors of the foregoing entities and other related persons (collectively, “Covered Persons”), reference is made to Schedule I annexed hereto and incorporated herein by reference.
(d) -  Not applicable.
(e) - On April 24, 2008, Gabelli Funds settled an administrative proceeding with the Securities and Exchange Commission (“Commission”) regarding frequent trading in shares of a mutual fund it advises, without admitting or denying the findings or allegations of the Commission.  The inquiry involved Gabelli Funds’ treatment of one investor who had engaged in frequent trading in one fund (the prospectus of which did not at that time impose limits on frequent trading), and who had subsequently made an investment in a hedge fund managed by an affiliate of Gabelli Funds.  The investor was banned from the fund in August 2002, only after certain other investors were banned.  The principal terms of the settlement include an administrative cease and desist order from violating Section 206(2) of the Investment Advisers Act of 1940, Section 17(d) of the Investment Company Act of 1940 (“Company Act”), and Rule 17d-1 thereunder, and Section 12(d)(1)(B)(1) of the Company Act, and the payment of $11 million in disgorgement and prejudgment interest and $5 million in a civil monetary penalty.  Gabelli Funds was also required to retain an independent distribution consultant to develop a plan and oversee distribution to shareholders of the monies paid to the Commission, and to make certain other undertakings.
               On January 12, 2009, Gabelli Funds settled an administrative proceeding with the Commission without admitting or denying the findings or allegations of the Commission, regarding Section 19(a) of the Company Act and Rule 19a-1 thereunder by two closed-end funds.  Section 19(a) and Rule 19a-1 require registered investment companies, when making a distribution in the nature of a dividend from sources other than net investment income, to contemporaneously provide written statements to shareholders that adequately disclose the source or sources of such distribution.  While the two funds sent annual statements and provided other materials containing this information, the shareholders did not receive the notices required by Rule 19a-1 with any of the distributions that were made for 2002 and 2003.  As part of the settlement Gabelli Funds agreed to pay a civil monetary penalty of $450,000 and to cease and desist from causing violations of Section 19(a) and Rule 19a-1.  In connection with the settlement, the Commission noted the remedial actions previously undertaken by Gabelli Funds.
                      (f) – Reference is made to Schedule I hereto.

Item 3.                                Source and Amount of Funds or Other Consideration
Item 3 to Schedule 13D is amended, in pertinent part, as follows:
In accordance with the terms of the offering, each shareholder of the Series A Cumulative Callable Preferred Share (the “Series A”) of the Issuer held on March 1, 2011, the record date, will receive three transferable rights (the “Rights”).  Two Rights plus $50 or two Rights plus one share of the Existing Preferred with a liquidation value of $50 per share will be required to purchase one share of the Series B Cumulative Puttable and Callable Preferred Shares (“Series B”).  Assuming that the Reporting Persons exercises all of their Rights and do not tender any Series A shares, they will spend approximately $50 for each Series B shares that they acquire.
The Reporting Persons used an aggregate of approximately $2,620,224 to purchase the additional Series A shares reported as beneficially owned in Item 5 since the most recent filing on Schedule 13D. GGCP used approximately $50,848 of its working capital to purchase the additional Securities reported by it. Mario Gabelli used approximately $2,569,376 of personal funds to purchase the additional Securities reported by him.

Item 4.                                Purpose of Transaction
Item 4 to Schedule 13D is amended, in pertinent part, as follows:
               Each of the Reporting Persons has purchased and holds the Securities reported by it for investment for one or more accounts over which it has shared, sole, or both investment and/or voting power, for its own account, or both.
Mario Gabelli also serves as a Trustee and a portfolio manager to the Issuer. Mr. Gabelli is also a control person of Gabelli Funds, the investment adviser to the Issuer which by contract provides substantially all of the Issuer’s operation and administration and may be deemed to control the Issuer. Because of the foregoing, the Reporting Persons at any time and from time to time in the ordinary course of performing their roles and agreements relating to the Issuer or as investors in the Issuers may propose  or take action in relation to the business of the Issuer including: with respect to share repurchases by the Issuer; distributions by the Issuer, including the makeup and timing thereof; the portfolio management of the Issuer; the terms of any new issuances of an existing or new class of securities by the Issuer; the portfolio holdings of the Issuer; the composition of the Issuer’s Board and any such other matters.  Any such proposals or actions by the Reporting Persons may be  based on the Reporting Persons views of their best interest, their obligations to the Issuer (to the extent required by applicable law or agreement), and other factors in light of (i) the Issuer’s financial position, future actions taken by the Issuer’s Board, price levels of the common stock or other equity or debt securities of the Issuer and (ii) general economic, political, or industry conditions, including conditions in the securities market, or changes in laws, rules, regulations or customs, and any other conditions or changes thereto, in the Reporting Persons’ sole determination.  In as much as none of these proposals or activities would represent a material change in the plans of the Reporting Persons in relation to the Issuer, the Reporting Persons will not file amendments to this reflective thereof.
The Reporting Persons intend to review their investments in the Issuer on a continuing basis and depending on various factors the Reporting Persons may deem relevant to their investment decision, including, without limitation, the Issuer's financial position and strategic direction, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may decide to acquire additional Securities, sell some or all of their Securities, or to continue to hold their existing position in the Securities for investment.
Each of the Covered Persons who is not a Reporting Person has purchased any of the Securities beneficially owned by him for investment for his own account of that of one of more members of his immediate family. Each such person may acquire additional Securities or dispose of some or all of the Securities reported herein with respect to him.
Other than as described above, none of the Reporting Persons and none of the Covered Persons who is not a Reporting Person has any present plans or proposals which related to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.                                Interest In Securities Of The Issuer
                              Item 5 to Schedule 13D is amended, in pertinent part, as follows:
(a) The aggregate number of Securities to which this Schedule 13D relates is 649,843 Series A Shares, representing 33.84% of the 1,920,242 shares outstanding as reported by the Issuer as of March 1, 2011 and 974,766 Series B Shares representing 100% of the 974,766 shares outstanding if there is a full subscription to the Right’s offering by the Reporting Persons of their pro-rata distributions only as reported by the Issuer as of March 1, 2011. The Reporting Persons beneficially own those Securities as follows:
Name	Shares of Series A Preferred	% of Series A Preferred	Shares of Series B Preferred (Assuming exercise of all Rights received by the Reporting Persons to purchase)	% of Series B Preferred
GSI Mario Gabelli GBL GGCP	717 429,819 103,337 115,970	0.04% 22.38% 5.38% 6.40%	1,076 644,729 155,006 173,955	0.11% 66.14% 15.90% 17.85%

  Mario Gabelli is deemed to have beneficial ownership of the Securities owned beneficially by each of the foregoing persons.  GSI is deemed to have beneficial ownership of the Securities owned beneficially by Gabelli & Company.  GBL and GGCP are deemed to have beneficial ownership of the Securities owned beneficially by each of the foregoing persons other than Mario Gabelli , the Foundation and MJG-IV.
(b) Each of the Reporting Persons and Covered Persons has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the Securities reported for it, either for its own benefit or for the benefit of its investment clients or its partners, as the case may be.
(c) Information with respect to all transactions in the Securities which were effected during the past sixty days or since the most recent filing on Schedule 13D, whichever is less, by each of the Reporting Persons and Covered Persons is set forth on Schedule II annexed hereto and incorporated herein by reference.
(e) Not applicable.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:           March 2, 2011

GGCP, INC.
MARIO J. GABELLI
GAMCO ASSET MANAGEMENT INC.
  GAMCO INVESTORS, INC.
GABELLI SECURITIES, INC.

By:/s/ Douglas R. Jamieson
     Douglas R. Jamieson
     Attorney-in-Fact for GGCP, Inc. and Mario J. Gabelli
                      President & Chief Operating Officer – GAMCO Investors, Inc.
      President – GAMCO Asset Management Inc.
      President – Gabelli Securities, Inc.

                Schedule I
                     Information with Respect to Executive
Officers and Directors of the Undersigned
Schedule I to Schedule 13D is amended, in pertinent part, as follows:

The following sets forth as to each of the executive officers and directors of the undersigned: his name; his business address; his present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.  Unless otherwise specified, the principal employer of each such individual is GAMCO Asset Management Inc., Gabelli Funds, LLC, Gabelli Securities, Inc., Gabelli & Company, Inc., Teton Advisors, Inc., or GAMCO Investors, Inc., the business address of each of which is One Corporate Center, Rye, New York 10580, and each such individual identified below is a citizen of the United States.  To the knowledge of the undersigned, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws except as reported in Item 2(d) and (e) of this Schedule 13D.

GGCP, Inc. Directors:
Mario J. Gabelli	Chief Executive Officer of GGCP, Inc., and Chairman & Chief Executive Officer of GAMCO Investors, Inc.; Director/Trustee of all registered investment companies advised by Gabelli Funds, LLC.
Marc J. Gabelli	Chairman of The LGL Group, Inc. 2525 Shader Road Orlando, FL 32804
Matthew R. Gabelli	Vice President – Trading Gabelli & Company, Inc. One Corporate Center Rye, NY 10580
Charles C. Baum	Secretary & Treasurer United Holdings Co., Inc. 2545 Wilkens Avenue Baltimore, MD 21223
Fredric V. Salerno	Chairman; Former Vice Chairman and Chief Financial Officer Verizon Communications

Officers:
Mario J. Gabelli	Chief Executive Officer and Chief Investment Officer
Marc J. Gabelli	President
Michael G. Chieco	Vice President, Chief Financial Officer, Secretary
Silvio A. Berni	Vice President, Assistant Secretary and Controller

GGCP Holdings LLC Members: GGCP, Inc. Mario J. Gabelli	Manager and Member Member

GAMCO Investors, Inc. Directors:
Edwin L. Artzt Raymond C. Avansino Richard L. Bready

Former Chairman and Chief Executive Officer
Procter & Gamble Company
900 Adams Crossing
Cincinnati, OH 45202

Chairman & Chief Executive Officer
E.L. Wiegand Foundation
165 West Liberty Street
Reno, NV 89501

Chairman and Chief Executive Officer
Nortek, Inc.
50 Kennedy Plaza
Providence, RI 02903

Mario J. Gabelli Elisa M. Wilson	See above Director c/o GAMCO Investors, Inc. One Corporate Center Rye, NY 10580

Eugene R. McGrath	Former Chairman and Chief Executive Officer Consolidated Edison, Inc. 4 Irving Place New York, NY 10003
Robert S. Prather	President & Chief Operating Officer Gray Television, Inc. 4370 Peachtree Road, NE Atlanta, GA 30319
Officers:
Mario J. Gabelli	Chairman and Chief Executive Officer
Douglas R. Jamieson Henry G. Van der Eb Bruce N. Alpert Robert S. Zuccaro Christopher Michailoff	President and Chief Operating Officer Senior Vice President Senior Vice President Executive Vice President and Chief Financial Officer Acting Secretary

GAMCO Asset Management Inc. Directors:
Douglas R. Jamieson Regina M. Pitaro William S. Selby
Officers:
Mario J. Gabelli	Chief Executive Officer and Chief Investment Officer – Value Portfolios

Douglas R. Jamieson Robert S. Zuccaro Chistopher J. Michailoff	President Chief Financial Officer General Counsel and Secretary
Gabelli Funds, LLC Officers:
Mario J. Gabelli	Chief Investment Officer – Value Portfolios
Bruce N. Alpert	Executive Vice President and Chief Operating Officer
Agnes Mullady	President and Chief Operating Officer – Open End Fund Division
Robert S. Zuccaro	Chief Financial Officer
Teton Advisors, Inc. Directors:
Howard F. Ward Bruce N. Alpert Nicholas F. Galluccio Robert S. Zuccaro	Chairman See above Chief Executive Officer and President Chief Financial Officer
Officers:
Howard F. Ward Nicholas F. Galluccio Robert S. Zuccaro Christopher J. Michailoff	See above See above See above Acting Secretary

Gabelli Securities, Inc.
Directors:
Robert W. Blake	President of W. R. Blake & Sons, Inc. 196-20 Northern Boulevard Flushing, NY 11358
Douglas G. DeVivo	DeVivo Asset Management Company LLC P.O. Box 2048 Menlo Park, CA 94027
Douglas R. Jamieson	President

Officers:
Douglas R. Jamieson Christopher J. Michailoff Robert S. Zuccaro	See above Secretary Chief Financial Officer
Gabelli & Company, Inc. Directors:
James G. Webster, III	Chairman & Interim President
Irene Smolicz	Senior Trader Gabelli & Company, Inc.
Officers:
James G. Webster, III	See Above
Bruce N. Alpert Diane M. LaPointe Douglas R. Jamieson	Vice President - Mutual Funds Treasurer Secretary
Gabelli Foundation, Inc. Officers:
Mario J. Gabelli	Chairman, Trustee & Chief Investment Officer
Elisa M. Wilson Marc J. Gabelli Matthew R. Gabelli Michael Gabelli	President Trustee Trustee Trustee
MJG-IV Limited Partnership Officers:
Mario J. Gabelli	General Partner

SCHEDULE II
INFORMATION WITH RESPECT TO
TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS OR
SINCE THE MOST RECENT FILING ON SCHEDULE 13D (1)
SHARES PURCHASED AVERAGE
DATE SOLD(-) PRICE(2)

COMMON STOCK-GDL FUND – SERIES A PREFERRED

MJG IV LIMITED PARTNERSHIP
2/24/11 50,798- 52.7001
MARIO J. GABELLI
2/24/11 175,753 52.7000
2/24/11 126,998- 52.7001
GGCP, INC.
2/23/11 970 52.4200

(1) UNLESS OTHERWISE INDICATED, ALL TRANSACTIONS WERE EFFECTED
ON THE NYSE.

(2) PRICE EXCLUDES COMMISSION.